

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2018

Via E-Mail
William Hill
Senior Corporate Counsel
6701 Koll Center Parkway Suite 120
Pleasanton, CA 94566

> **Re:** **Natus Medical Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 11, 2018**
> **File No. 000-33001**

Dear Mr. Hill:

    We have reviewed the filing above and have the following comments.

Questions and Answers About the Proxy Materials and the Annual Meeting

Is cumulative voting permitted for the election of directors?, page 4

1. Disclosure on page 4 states that no stockholder shall be entitled to cumulate votes for a candidate unless such stockholder, or any other stockholder, has given notice at the Annual Meeting, prior to the voting, of the intention to cumulate the stockholder's votes. Please tell us the basis for this requirement.

Form of Proxy Card

2. To the extent that stockholders will have cumulative voting rights with respect to the election of directors, please revise your form of proxy card to provide a means for security holders to specify how they would like their votes cumulated and a means to withhold authority to cumulate votes with respect to one or more nominees.

3. Disclosure on page 4 states that when voting for directors proxy holders may, in their discretion, cumulate the votes represented by the proxies received. Please disclose in bold-faced type on your form of proxy card that proxy holders may exercise discretion in this manner. Please refer to Question 124.01 of our Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations.

       Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.


Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions


cc: Dan Winnike, Esq.
        Fenwick & West LLP